

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 23, 2007

<u>Via U.S. mail</u>

Mr. Alan D. Branham
Midway Gold Corp.
Unit 1 – 15782 Marine Drive
White Rock, British Columbia
Canada V4B 1E6

      Re: Midway Gold Corp.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed September 28, 2007
             File No. 333-145141

Dear Mr. Branham:

        We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   You will expedite the review process by providing marked versions of each amended filing. We note that the versions you provided were neither precisely nor accurately marked. This substantially impacts the time we need to review the changes. Note also that Item 310 of Regulation S-T also requires you to file marked versions of each amended filing via EDGAR, which versions should accurately reflect all changes.

2.   Provide updated disclosure in the next amendment, including an updated 12
        month plan and any other material changes.

Prospectus Cover Page

3.   We note your response to prior comment 4, and we reissue the comment. Provide
        the pricing information that Item 501 of Regulation S-K requires. If the price for
        all sales in the United States will be derived entirely based on some formula
        related to the price on the TSX, you will need to describe the formula in necessary
        detail and explain to us whether and why you believe you can rely on Instruction
        2 to Item 501(b)(3). In that regard, we refer you to Item 501(b)(4). We may have
        additional comments.

Risk Factors, page 9

4.   You appear to have complied in part with our prior comments 7, 9 and 13.
        Examples of language requiring further revision are the references in captions and
        text to "no assurance" and the suggestion that unforeseen events could have a
        "positive" impact on your estimates. Please revise accordingly.

U.S. Federal Income Tax Considerations, page 24

5.   We reissue prior comment 20. Note that Item 601(b)(8) of Regulation S-K
        indicates in part that such an opinion is required "with the other applicable
        registration forms where the tax consequences are material to an investor and a
        representation as to tax consequences is set forth in the filing."

Midway Property, Nye County, Nevada, page 32

Location and means of access, page 32

6.   We note your response to our previous comment 23 and note that the term
        Discovery Zone also appears at page 12. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 70

7.   We remind you of prior comment 1. In that regard, you still refer to "significant
        mineral discoveries" at page 71, and you begin the section captioned
        "Transactions with Related Persons" with the phrase "Except as set forth below
        and except for the transactions." See prior comments 32 and 44.

Executive Compensation and Corporate Governance, page 72

8.   We do not have sufficient information to determine whether your response to prior comment 40 requires additional tabular or textual disclosure. Generally, vehicle allowances can constitute perquisites. Please explain further your position in that regard.

Compensation Discussion and Analysis, page 72

9.   You state the Compensation Committee reviews the compensation paid to persons in other competitive institutions. Please identify the competitors who provide a relevant benchmark for comparison. Also discuss how you use the information you obtain from your benchmarking to establish compensation. For example, disclose whether you have a policy for setting the pay of your executive officers within a specified range of the compensation levels of your peer group.

Financial Statements, page 85

General

10.   Please ensure that any revisions necessary to the accounting and disclosure in your annual financial statements are similarly reflected in your interim financial statements.

Statements of Operations, page 88

11.   We have read your response to prior comment 52 in which you explain that you sold a subsidiary in 2001 that included a mineral property interest for a net gain of $2.6 million. Generally, we would expect to see this amount reported within a measure of operating income or loss from continuing operations, if the sale of the subsidiary did not represent discontinued operations. Tell us how you view this item, relative to the guidance in paragraphs 41 and 42 of SFAS 144, including the transition guidance in paragraph 49 of that Statement. Please revise your financial statements in a manner that is consistent with the transaction date, relative to your adoption of SFAS 144. Also revise the caption to clarify that the amount represents gain on sale of subsidiary or discontinued operation, rather than recovery of mineral property interests, consistent with your response.

        Finally, tell us why your "Loss before undernoted" caption would not be more meaningful described as operating loss, if that is your view.

Statements of Cash Flows, page 89

12.   We understand from your response to prior comment 51 that you have included non-cash exploration expense associated with Ruby Violet within the reconciling adjustment labeled as depreciation expense. Please revise as necessary to properly characterize each item in your indirect reconciliation necessary to arrive at operation cash flows.

Note 2 – Significant Accounting Policies, page 94

(f) impairment of long-lived assets, page 95

13.   We note that you have not complied with prior comment 54, concerning the need to conduct impairment testing under SFAS 144, given your history of reporting operating losses and operating cash flow losses. Please revise your disclosure to clarify how the procedures necessary to monitor your long-lived assets for impairment compare to those which would be necessary to test those assets for impairment, following the guidance in SFAS 144 and EITF 04-3. Also explain how your statement that "To December 31, 2006, no impairment losses have been recorded," is consistent with reporting a write-off of mineral property interest in the cumulative period. We reissue prior comment 54.

Pro Forma Financial Statements, page 167

14.   We see that you added a combining schedule for the annual pro forma statements in response to prior comment 58. However, you also deleted the interim pro forma statements, covering the period through March 31, 2007. At this point, you should also include a pro forma statement of income covering the six month period ended June 30, 2007, following the guidance in Rule 11-02(c)(2)(i) of Regulation S-X. We presume this would entail adding the Pan-Nevada results for the three months ended January 31, 2007 to your results for the six months ended June 30, 2007, with any appropriate adjustments. You should include an explanation of any effects peculiar to the Pan-Nevada results which would thus be reflected in both pro forma periods, as previously suggested, and consistent with the guidance in Rule 11-02(c)(3) of Regulation S-X.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 with any engineering questions. Please contact John Madison, Attorney-Advisor, at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
    K. Hiller
    G. Schuler
    T. Towner
    J. Madison

    Via facsimile
    Kenneth G. Sam, Esq.
    (303) 629-3450